

April 9, 2024

Richard Martucci
Interim Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

> **Re: COHERENT CORP.**
> **Form 10-Q for the Period Ended December 31, 2023**
> **Form 8-K Filed February 5, 2024**
> **File No. 001-39375**

Dear Richard Martucci:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 5, 2024

Exhibit 99.2, page 35

1. In regard to the adjustment labeled Integration, site consolidation and other, which is included in your determination of multiple non-GAAP measure amounts, please address the following:
   • Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount. Please ensure that your breakdown also includes the specific components of integration costs. Please explain to us how you determined that these components are appropriate based on the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and
   • You have characterized certain amounts included in this adjustment as one-time. Please tell us how you concluded that this characterization is appropriate, as it appears some of the components may be normal, recurring type costs and/or span

multiple periods presented. Refer to Question 102.03 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-Q for the Period Ended December 31, 2023

Results of Operations, page 29

2. We note that revenue decreased 20% for the six months ended December 31, 2023, compared to the six months ended December 31, 2022, and also that revenues declined in all four markets you serve. Your discussion of what led to this significant decrease in revenues is limited. In this regard, please address the following:

   • We remind you that the objective of your discussion and analysis per Item 303(a) of Regulation S-K should be to provide material information relevant to an assessment of your financial condition and results of operations, which should include descriptions of matters and amounts that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. Please provide discussion of the specific underlying factors affecting the sales decreases in the markets/verticals you mention.

   • Item 303 (b)(2)(ii) of Regulation S-K requires a discussion of known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations. Please enhance your discussion of the known trends, events, or uncertainties that have had or are reasonably likely to have materially favorable or unfavorable impacts on the results of your operations. For example it appears that your revenues may have been impacted by certain trends in the markets that you serve. Please also refer to Commission Release No. 33-8350; and

   • Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please describe the extent to which material changes in revenues are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services